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Exhibit 99.1

        These materials do not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by means of an Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, UCB will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the "SEC") on Schedule TO and Celltech will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on the date the Offer Document is mailed to Celltech Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Celltech or UCB in connection with this Offer will be available from the date the Offer Document is mailed to Celltech Shareholders on the SEC's website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document will be made available to all Celltech Shareholders at no charge to them. Celltech Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. Celltech Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/ Recommendation Statement because they will contain important information.

        Unless otherwise determined by UCB and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Belgium, Australia, or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Belgium, Australia, Canada or Japan. Accordingly, unless otherwise determined by UCB and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Belgium, Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

        This press announcement includes "forward-looking statements" relating to the Offer, UCB and Celltech that are subject to known and unknown risks and uncertainties, many of which are outside of UCB's and Celltech's control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from such expectations include, without limitation: the inability to obtain necessary regulatory approvals in the context of the Offer or to obtain them on acceptable terms; the inability to integrate successfully Celltech within UCB or to realise synergies from such integration following the acquisition; costs related to the acquisition of Celltech; the economic environment of the industries in which UCB and Celltech operate; costs associated with research and development; changes in the prospects for products in the research and development pipeline of UCB or Celltech; dependence on existing management of UCB and Celltech; changes or uncertainties in UK or US federal or state tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which UCB and Celltech operate, including those of the Federal Drug Administration in the United States; and other factors detailed in Celltech's filings with the SEC.

Transcript from
UCB Conference Call
Tuesday 18th May 2004
07:45 Hrs UK Time
Chaired by George Jacobs

George Jacobs

        Good morning, this is George Jacobs speaking, CEO of UCB. I'm very pleased to announce that this morning UCB is launching as you have seen a press release, friendly offer to acquire Celltech, the leading UK-based biotech company. Celltech shareholders are to receive 550 pence per share valuing the entire issued share capital at €2,252 million. The Celltech board unanimously recommended the offer. Why such an important move? First of all let me remind you that over the last few years we have pursued and implemented an ambitious plan to develop the company into pharmaceuticals. After having significantly grown organically bringing to the market through our own R&D big products like () or Kepra we were considering speeding up this process through external growth. Thus this transaction represents a major step in the implementation of our goals, the combination of UCB and Celltech will create a European-based company which will be one of the largest biopharmaceutical companies it the world. Just a few words about Celltech, one of the most famous biotech companies. Celltech employs some 1,900 people and has revenues in excess of €510 million in 2003. The company employs 450 people in R&D and enjoys a broad and innovative pipeline including a major new product in advanced Phase III trial CDP 870 for which UCB has entered into a worldwide licence agreement.

        The combination of UCB and Celltech will benefit from a high degree of complementarity. In the product offerings essentially in areas such as central nervous system implementation and (), in R&D thanks to Celltech innovative () in biotech now () taken R&D especially monochronal antibodies and UCB's expertise in pharmaceutical chemistry and also complementarity in our commercial operations where UCB has already demonstrated capability to launch successfully and propel products through market leadership () of Kepra. I'm convinced this is not an acquisition but a creation, in this combination we are blending two cultures apparently dissimilar but in reality very much alike.

        The truth is that the business is about finding solutions to cure diseases and help people () the combined entity will do more and better than each one going separately. I'm extremely confident in the ability of two great leaders () and () and their teams to create this new biopharmaceutical leading company and I know how excited they are about this prospect as I am myself. This is the message, now thank you very much for your attention and your presence and now for a short period of time I'm very willing to answer questions if you wish to do so and for your information there'll be a press contact later today at 12 o'clock at UCB for those who'd like to get more details about this important operation. The floor is yours.

Questions and Answers

Kim Frick—Bloomberg News

        My first question is why did you decide to purchase Celltech now and what were some of the outstanding factors of the company that attracted you to that acquisition?

        Well UCB has expressed the desire to grow by acquisition already a while ago and we have been looking at various targets and we thought that Celltech was the right () at the right time. Celltech has an excellent pipeline, which should help us to meet our own challenges. As I said complementarities in research, in marketing, and also there are these products for which we have got a licence, CDP870 which is in Phase III and we've a very good potential, it's considered to be a blockbuster so the combination of skills is going to give another dimension to the combined entity.

        And where will this rank you in the biotech ranking, you've said that you'll become one of the largest biotech companies in the world but can you give us a figure of what number you would be?

        Well today Celltech is considered number one in the UK and number four just taking care to make sure that I don't make any mistakes. The combined entity will put us into number five worldwide, that's the combined entity UCB and Celltech with a total revenue of €2.1 billion, it would be number five after () Novo Nordisk sharing ().

Bart Crols—Reuters

        Just a couple of questions on the advanced Phase III trials, when do you hope to bring, when is this drug scheduled to go to market?

        I've asked () our Marketing Director of UCB pharma to answer that question.

        CDP870 is in Phase III trials for two separate indications, one is in the gastro-intestinal Chrome's disease, and we'll see the results of the major Phase III trials in Chrome's disease later this year. If those trials are positive we could file probably next year but again we'll have to see the results of this trial. We expect Chrome's disease to arrive to the market first so certainly in the 2006-7 frame. For () we've just disclosed the first Phase III trial, we'll have a second very important one in September and again based on these results we expect to make the profile of the drug fully competitive, then we'll have perform a few more trials so I would expect it some time after 2007 to be launched.

Some time after 2007?

        About that timeframe yes.

Yes, some time after 2007 that could be as from 2008 or...?

        Yes, that all depends very much on the trials that we will get results for in the next few months, so again at this stage we believe that it will be probably 2007 or later but I cannot commit on a specific date at this stage.

        In terms of the transaction, the contribution to earnings, could you be a bit more specific about it in terms of what range are we talking about there?

        I'm going to ask Mark (), our CFO, to answer the question.

        Well as you know Celltech is presently returning a pre-goodwill positive result and financing its own R&D with its own revenues. We will of course consolidate Celltech from probably the third quarter of this year when the transaction closes and certainly for full years from next year. So we expect that they will contribute to our earnings although in the first couple of years probably there will be a slight dilution of the UCB group results.

Okay thank you.

Kim Frick—Bloomberg News

        Just wondering if you can be more specific about that slight dilution of UCB earnings and when you except that dilution to happen?

        Well I think as Mark () just indicated we expect to see a negative impact of this operation after two full years, that's based on the () image that we have today.

Closing Comments

        Thank you very much and again you are cordially invited, for those who are interested, in joining the press conference at 12 o'clock Brussels time in our headquarters in Brussels where additional questions could be raised at that time. Thank you very much, good bye.

QuickLinks

  Exhibit 99.1
Transcript from UCB Conference Call Tuesday 18th May 2004 07:45 Hrs UK Time Chaired by George Jacobs
Questions and Answers
Closing Comments